SECURITI[ES AND EXCHANGE COM]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Amaranth Securities L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Two American Lane
(No. and Street)

Greenwich	**CT**	**06836-2571**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ricky Solomon **(203) 861-4822**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ricky Solomon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Amaranth Securities L.L.C., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

YURY KATSMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2003

Notary Public

Signature

General Securities Principal and Executive Representative

Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Operations.
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- (q) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amaranth Securities L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
Amaranth Securities L.L.C.

We have audited the accompanying statement of financial condition of Amaranth Securities L.L.C. (a Limited Liability Company) as of December 31, 2001. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amaranth Securities L.L.C. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

February 8, 2002

Ernst + Young LLP

Amaranth Securities L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

(Dollars in thousands)

December 31, 2001

Assets		
Securities owned, at market value	$	732,905
Derivative contracts, at fair value		9,845
Securities borrowed		123,503
Due from brokers and others		82,777
Interest and dividends receivable		4,343
Other assets		9
Total assets	$	953,382
Liabilities and member's equity		
Liabilities:		
Securities sold but not yet purchased, at market value	$	382,385
Derivative contracts, at fair value		5,820
Securities loaned		253,422
Loan payable, affiliate		92,194
Interest and dividends payable		1,908
Accrued expenses and other liabilities		269
Total liabilities		735,998
Member's equity		217,384
Total liabilities and member's equity	$	953,382

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Organization

Amaranth Securities L.L.C. (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the U.S. Securities and Exchange Commission, a member of the National Association of Securities Dealers, Inc. ("NASD"), and a commodity pool registered with the Commodity Futures Trading Commission. According to the limited liability company agreement, the term of the Company shall end at the close of business on December 31, 2037.

The Company is wholly-owned by Amaranth L.L.C. (the "Parent").

Valuation of Securities Owned and Securities Sold But Not Yet Purchased

In general, the Company values listed securities at their last sales price as of the last business day of the year. If no sales occurred on that date, the securities are valued at the mean between the "bid" and "asked" prices at the close of trading on that date. All other securities, including securities with limited marketability, are assigned values as determined by management. These values may differ from the values that would have been used had a ready market for the securities existed.

Derivative Contracts

Derivative contracts ("derivatives") have been recorded pursuant to the Financial Accounting Standards Board's SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activity." Derivatives include futures, options, warrants, forward currency contracts, and swaps, and are recorded at market or fair value. In the normal course of business, the Company enters into derivatives for trading as part of the Company's investment strategies.

Market values are determined by using quoted market prices when available; otherwise, fair values are based on pricing models that consider the time value of money, volatility, and the current market and contractual prices of the underlying financial instruments. Fair values are compared to values provided by counterparties during the mark-to-market process, when available.

1. Organization and Summary of Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. When the Company borrows securities, it deposits cash or marketable securities as collateral with the lender. When the Company lends securities, it receives cash or marketable securities as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, and advances, obtains, or refunds additional collateral as necessary.

On April 1, 2001, the Financial Accounting Standards Board's SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" became effective for certain provisions relating to securities lending transactions. Under the new provisions, when the Company lends securities and receives marketable securities instead of cash as collateral, the Company should recognize these marketable securities as an asset on the statement of financial condition together with a corresponding liability.

Investment Transactions

Investment transactions are accounted for on a trade-date basis.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments approximates the carrying amounts presented in the statement of financial condition. The process of valuing financial instruments in conformity with generally accepted accounting principles requires the use of estimates and assumptions. Actual results could differ from these values.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year-end exchange rate.

2. Risk Management

In the ordinary course of business, the Company manages a variety of risks including market risk, counterparty credit risk, liquidity risk, and operational risk. The Company identifies, measures and monitors risk through various control mechanisms, including trading limits, capital-usage limits by trading strategies, and diversifying exposures and activities across a variety of instruments, markets, and counterparties. Senior management, which communicates daily with trading groups, determines what action needs to be taken.

Market risk is the risk of potential adverse changes to the value of financial instruments and their derivatives because of changes in market conditions like interest and currency-rate movements and volatility in commodity or security prices. The Company manages its exposure to market risk through the use of hedging strategies and various analytical-monitoring techniques that evaluate the effect of cash instruments and derivative contracts.

The Company maintains trading relationships with U.S. broker-dealers and financial institutions; these relationships could result in concentration of counterparty credit risk. The Company also could be exposed to credit risk if counterparties fail to fulfill their obligations or the value of any collateral becomes inadequate. The Company has formulated credit-review policies to control counterparty credit risk by following an established credit-approval process, daily monitoring of net exposure to individual counterparties, requiring additional collateral where appropriate, and using master netting agreements whenever possible.

Liquidity risk arises in the general funding of the Company's trading activities. It includes the risks of not being able to fund trading activities at settlement dates and liquidate positions in a timely manner at a reasonable price. The Company manages its liquidity risk by investing primarily in marketable securities and financing its trading activities through the use of loans and short-term security financing transactions.

Operational risk is the potential for loss caused by a deficiency in information, communication, transaction processing and settlement, and accounting systems. The Company maintains controls that include systems and procedures to record and reconcile transactions and positions, and to obtain necessary documentation for its trading activities.

(Dollars in thousands)

3. Securities Owned and Securities Sold But Not Yet Purchased

Securities owned and securities sold but not yet purchased at December 31, 2001 consist of the following, at market value:

	Securities Owned	Securities Sold But Not Yet Purchased
U.S. Government obligation	$ 10,245	$ -
Common and preferred stock	228,739	344,230
Convertibles (debt and preferred stock)	480,941	4,928
Corporate debt	12,980	33,227
	$ 732,905	$ 382,385

Securities sold but not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. As such, the future satisfaction of these obligations may be at amounts that are greater or less than that recorded in the statement of financial condition.

All securities owned are pledged to either securities lending counterparties or clearing brokers on terms that typically permit those parties to sell or repledge the securities to others.

4. Derivative Contracts and Commitments

The Company, in connection with its proprietary trading activities, enters into transactions in a variety of cash and derivative financial instruments in order to reduce its risk exposure.

The Company records its trading-related derivative activities on a mark-to-market or fair value basis (as described in Note 1). These derivatives can be exchange-traded or over-the-counter ("OTC") contracts. For OTC contracts, the Company enters into master netting agreements with most of its counterparties. Where master netting agreements exist, the fair value of these assets and liabilities reflects amounts netted by product and by counterparty. The following table reflects the fair value of the Company's derivatives.

(Dollars in thousands)

4. Derivative Contracts and Commitments (continued)

	Fair Value at December 31, 2001	
	Assets	Liabilities
Options	$ 9,840	$ 5,820
Warrants	5	-
	$ 9,845	$ 5,820

Counterparty credit risk arises from the potential inability of counterparties to perform their obligations under the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is generally limited to the fair value of OTC contracts reported as assets, net of collateral received or paid, pursuant to master netting agreements. Exchange-traded derivatives generally do not give rise to significant counterparty exposure because of the margin requirements of the individual exchanges. At December 31, 2001, all derivatives were exchange-traded; therefore, the Company had no exposure to counterparty credit risk.

In the normal course of business, the Company borrows securities on terms which permit it to repledge or resell the securities to others. At December 31, 2001, all of the Company's securities borrowed, which approximate fair value, have been transferred to others to satisfy its commitments under proprietary short sales.

5. Due From Brokers and Others

The majority of this amount relates to trading activities with one international securities firm, which serves as the prime broker of the Company.

6. Related Party Transactions

At December 31, 2001, the Company had a loan payable to the Parent, which bears interest at the federal funds rate plus fifty basis points (1.75% at December 31, 2001) and is due on demand.

(Dollars in thousands)

6. Related Party Transactions (continued)

All securities borrowed and securities loaned were with Paloma Securities L.L.C. ("PSLLC"). S. Donald Sussman owns Paloma Partners Management Company ("PPMC"), a member-manager of PSLLC, and is a member of Amaranth Advisors L.L.C., the Parent's member-manager. Additionally, due from brokers and others, interest and dividends receivable, and interest and dividends payable include approximately \$3,680, \$160 and \$470, respectively, with PSLLC.

PPMC provided personnel, office facilities and administrative support (e.g., operations, accounting, credit management) to the Company. During the year 2001, the Company reimbursed PPMC for these expenses.

7. Net Capital Requirements

The Company is a member of the NASD, and is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method of the Rule, which requires the Company to maintain minimum net capital of \$250. At December 31, 2001, the Company had net capital of \$58,806.

8. Subsequent Events

From January 1, 2002 through February 8, 2002, the Company had capital contributions of approximately \$50,000.

STATEMENT OF FINANCIAL CONDITION

Amaranth Securities L.L.C. (a Limited Liability Company)

December 31, 2001
With Report of Independent Auditors